Value Exchange International, Inc.

Unit 602, Block B, 6 Floor, Shatin Industrial Centre

5-7 Yuen Shun Circuit

Shatin, N.T., Hong Kong SAR

September 15, 2022

VIA EDGAR TRANSMISSION - FILE AS “CORRESP “

CONFIDENTIAL CORRESPONDENCE

Taylor Beech, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

RE:	Value Exchange International, Inc. Response to SEC Staff Comment Letter,

Dated August 10, 2022

Form 10K for Fiscal Year Ended December 31, 2021

File No. 000-53537

Dear Ms. Beech:

Value Exchange International, Inc. (the “Company,” “we,” “our” or “us”) submits this response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”), on 10 August 2022, regarding Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”), which Form 10-K was filed with the Commission on 15 April. 2022. Please note the Commission Staff granted an extension for the Company to respond to the SEC Comment Letter from a deadline of August 24, 2022 to a deadline of September 15, 2022.

For your convenience, we have repeated below Staff’s sole comment, and have followed that comment with our responses. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K or in Form 10-K/A Amendment Number One to the Form 10-K, filed with the Commission on 17 May 2022, (“Amendment No. 1”). Disclosures made in response to the Staff’s comment will be made in the Amendment No. 2 to the Annual Report on Form 10-K (the “Amendment No. 2”), which will be filed with the Commission contemporaneously with the transmission of this letter to the Commission.

A. Sole SEC Comment is reproduced below:

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021. General - 1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 (China-Based Company Dear Issuer Letter). To the extent the China-Based Company Dear Issuer Letter requests disclosure on a prospectus cover page or prospectus summary, such disclosure should be provided in Item 1 of Form 10-K and, with respect to the discussion of the transfer of cash within the company, such disclosure should be provided in Item 7 of Form 10-K.

1

Company Responses:

In response to the Staff Comment Letter, and after a review of the SEC Sample Letter to Chinese Based Companies, we have the following responses.

1.       Cover Page of Amendment No. 2. We added a paragraph about our U.S. holding company structure and a reference to risks and uncertainties about having Chinese and Hong Kong operating subsidiaries disclosed in Item 1 and Item 1A of the Amendment No. 2.

2.       Item 1 of Amendment No. 2, Pages 4-16. We added disclosures about our U.S. holding company structure and applicability or inapplicability of certain Chinese and Hong Kong laws, regulations and policies on us as a U.S. public holding company and our Chinese and Hong Kong operating subsidiaries, including: (a) the evolving nature of Chinese and Hong Kong laws and regulation; (b) arbitrary nature of Chinese central government actions in China and its recent intervention in Hong Kong legal and regulatory affairs and resulting uncertainty as to Hong Kong continuing as a ‘pro-capitalism’ marketplace receptive to and encouraging the presence of U.S. companies and U.S. investments; (c) uncertainty as to our ability to remain a U.S. public holding company with our securities quoted or traded on U.S. securities markets due to Chinese or U.S. laws and regulation; (d) impact of certain U.S. laws and regulations on us as a U.S. public holding company with Chinese/Hong Kong based operating subsidiaries including disclosures about the impact of Holding Foreign Companies Accountable Act on us and our public auditor; and (e) references to disclosures in Item 1A of the Amendment No. 2, about related risks and uncertainties about that structure and those operations under and in connection with Chinese and Hong Kong laws and regulation.

Item 1 also discloses that we are not a “variable interest entity” and do not employ or intend to employ that structure in the future.

We also added a section on ‘Environmental Matters’ concerning recent Chinese power outages due to ongoing drought and a section on ‘Russia Ukraine Conflict’.

3.        Item 1A Risk Factors of Amendment No. 2, Pages 16-28. We added risk factors pertaining to our U.S. holding company structure with Chinese and Hong Kong operating subsidiaries under Chinese and Hong Kong laws and regulations, including: (a) evolving nature of certain of those laws and regulations; (b) ability of Chinese central government to arbitrarily and with little or no notice, change the application or nature of laws, regulations and policies that affect us and our operating subsidiaries; (c) risk that we may be unable to remain a U.S. public holding company able to accept investment from U.S. sources and to continue trading of our Common Stock on OTC QB Venture Market or list the Common Stock on a U.S. national securities exchange; (d) risks related to our Common Stock being ‘delisted’ from OTC QB Venture Markets and not being able to trade on U.S. securities markets due to application of Holding Foreign Companies Accountable Act on us and our public auditor; and (e) risks and uncertainties created by ongoing military, international relations and economic competition and tensions between the United States and China.

4.        Item 7. Management’s Discussion and Analysis of Operating Results, Cash Flow Section, Page 28 of Amendment No. 2. We added a more detailed analysis of cash flow between or among us and our operating subsidiaries.

2

5.        Item 9C. Disclosure regarding Foreign Jurisdictions that Prevent Inspections, Page 29 of Amendment No. 2. We added an update on our response to Holding Foreign Companies Accountable Act.

In closing, with respect to the preceding response, Company acknowledges the following:

·                  Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

·                  Commission Staff comments or changes to disclosure in response to Commission Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·                  Company may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments on our Form 10-K. We look forward to resolving the initial Staff comment and any further Staff comments in an expeditious manner.

Please direct any correspondence to Channing Au, Chief Financial Officer, at email: Channing.AU@value-exch.com. In the United States, the Company’s contact is Paul W. Richter, PW Richter plc, Telephone: (703) 725-7299 or email: pwr@pwrichtersec.com. Mr. Richter is outside legal counsel to the Company on select U.S. legal matters.

Sincerely,

Channing Au, Chief Financial Officer

CC:

(1) Audit Committee Members, Value Exchange International, Inc.

(2) Tang Seng Wee Kenneth, Chief Executive Officer

(3) Paul Richter, PW Richter plc, Outside Counsel on Select U.S. Legal Matters

3